Filed by Live Oak Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp.

Commission File No.: 001-39280

Cheddar News

Monday, October 5, 2020

CORPORATE PARTICIPANTS Stephen Croskrey CEO of Danimer Scientific

Cheddar News

Monday, October 5, 2020

PRESENTATION

Nora Ali

Welcome back to Cheddar. The markets are about to get a little bit more eco-friendly. Bioplastics company Danimer Scientific gearing up to go public via a special purpose acquisition company. Joining us now is Stephen Croskrey, CEO of Danimer Scientific. Stephen, great to have you with us today. We know environmental responsibility is especially top-of-mind in light of this global pandemic, the upcoming presidential election. What was the strategy behind the timing of your public debut?

Stephen Croskrey

Well, thank you, Nora. Good afternoon. Really, the timing was really created because the COVID situation. We launched our product commercially in March of this year, probably picked the worst month in human history to launch a new product. And so that--our original strategy had been to--and still is to bring the plant online in two phases. And so we had completed phase one in March, and we intended to start phase two in late spring, but COVID just kind of threw everything up in the air, and we had to regroup and look for ways to figure out how to bring on that capacity that our customers required for phase two. And we ultimately met the team at Live Oak and figured a great path forward by going public with them.

Nora Ali

Well talk to me a little more about the products themselves. How do the bioplastics production and processes work for your company?

Stephen Croskrey

To start with, there are microorganisms in nature that produce the polymer polyhydroxyalkanoic, PHA for short. And the way we use it commercially is we take those bacteria and we feed them vegetable oil; we use canola oil. We feed that to them in a fermentation process. When bacteria get enough to eat to satisfy their metabolic processes, they will store the extra carbon that they convert into PHA as energy reserves.

So just like us, if we eat too much, we get fat. I call--the scientists don't like it, but I call it bug fat. We extract that bug fat from inside of the microorganism, and that is the plastic resin. And that's why this works so well, when the product gets into a landfill or if it gets into nature where it doesn't belong, it's the preferred food source for bacteria. And they will consume it enzymatically and it goes back into the environment.

Cheddar News

Monday, October 5, 2020

Nora Ali

Stephen, that is fascinating, but it sounds like bioplastics is a very small percentage of plastics overall in the ecosystem. Where do you think, in terms of applying your technology, in what categories and industries do you think you could make the biggest impact, in terms of replacing plastics with bioplastics?

Stephen Croskrey

Yeah, I--we believe that our biggest opportunity is in single-use plastics, because they're really the bigger cause of the environmental problem. So, you're using the same amount of carbon to produce a pound of plastic that only gets used for 15 or 30 minutes, versus something that might be more durable. So, our focus is on single-use plastics and replacing those.

Nora Ali

So, you also work already with companies like PepsiCo and Nestle, what is that relationship like and what are plans for those high-profile companies in trying to scale up the use of your technology and your products?

Stephen Croskrey

Well, the relationship has been great. PepsiCo and Nestle have been fantastic partners and have really helped facilitate us getting to this point. You know, PepsiCo is focused on replacing all their snack food packaging with biodegradable or compostable or recyclable solutions by 2025. And so, you know, we're working rigorously with them towards that goal. And you know Nestle, we did an agreement with Nestle to produce a marine degradable water bottle, which is an ongoing project.

Nora Ali

Stephen, is there a way to quantify or kind of contextualize the impact that bioplastics can have in tackling climate change, tackling things like carbon emissions, is there a way for you to kind of do that? How can we kind of think about the impact of bioplastics in the future against climate change?

Stephen Croskrey

Well, first of all, you know, the bioplastics by definition, with the word 'bio' in there they're renewable, which means they come from bio sources. So, you have--that aspect of sustainability is that they're, you know, by definition renewable. And then they have--you know, they may or may not have some sort of an end-of-life that's acceptable. Our particular polymer is marine degradable, which means if it finds its way into the ocean, it will still go away. And that's where the--you know, where biopolymers can have the biggest impact, I believe, in the environment is just eliminating all this plastic, you know, trash that we find floating around in the oceans, and places it doesn't belong, honestly.

Nora Ali

Alright, Stephen. Thank you so much for your time today and for your insight. That's Stephen Croskrey, CEO of Danimer Scientific. Thanks again. Coming up, markets are about to close. We'll break down all of the day's action, coming up next.

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Cheddar News

Monday, October 5, 2020

Important Information for Investors and Stockholders

In connection with the proposed transactions, Live Oak Acquisition Corp. (“Live Oak”) intends to file a registration statement on Form S-4, including a proxy statement, prospectus and information statment (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of Live Oak’s common stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the proposed transactions and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the proposed transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement, prospectus and information statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement, prospectus and information statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, Meredian Holdings Group, Inc. (the “Company”) and the proposed transactions. Investors and security holders may obtain free copies of the preliminary proxy statement, prospectus and information statement and definitive proxy statement, prospectus and information statement (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd, Great Falls, VA 22066 or (901) 985-2865.

Participants in the Solicitation

Live Oak and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Cheddar News

Monday, October 5, 2020